EXHIBIT 99.4







Grant Thornton LLP                                               [COMPANY LOGO]
Chartered Accountants
Management Consultants




October 22, 2004





                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the use in the Annual Report on Form 40-F of Gammon Lake Resources Inc. for the year ended July 31, 2004 of our Auditors' Report dated September 16, 2004 relating to the consolidated balance sheets of Gammon Lake Resources Inc. as at July 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended July 31, 2004 and 2003.



                                                        /s/ Grant Thornton LLP
                                                        ------------------------
Halifax, Nova Scotia                                          Grant Thornton LLP
                                                           Chartered Accountants










Suite 1100, Cogswell Tower
2000 Barrington Street
Halifax, Nova Scotia
B3J 2P8
T (902) 421-1734
F (902) 420-1068
E Halifax@GrantThornton.ca
W www.GrantThornton,ca





Canadian Member of Grant Thornton International